Filed Pursuant to Rule 433 of the Securities Act

Registration No. 333-263752

September 18, 2023

Pricing Term Sheet

Vital Energy, Inc.

$500,000,000 9.750% Senior Notes due 2030

$400,000,000 10.125% Senior Notes due 2028

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated September 13, 2023 (the “Preliminary Prospectus”) of Vital Energy, Inc. The information in this Pricing Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used herein and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	Vital Energy, Inc.

Guarantors:	Certain of the issuer’s current and future domestic restricted subsidiaries will, subject to certain customary exceptions, fully and unconditionally guarantee, jointly and severally, the notes so long as each such entity guarantees or becomes an obligor of our senior secured credit facility or other debt of the issuer or any restricted subsidiary of the issuer, in each case, in excess of $10 million. Not all of the issuer’s future subsidiaries will be required to become guarantors. If the issuer cannot make payments on the notes when they are due, the guarantors must make them instead.

Ratings (Moody’s / S&P)*:	B3 / B

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing (Trade) Date:	September 18, 2023

Settlement Date:

September 25, 2023

We expect that delivery of the notes will be made to investors on or about September 25, 2023, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to two business days before the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to two business days before their date of delivery hereunder should consult their advisors.

Gross Proceeds:	$897,710,000

9.750% Senior Notes due 2030
Principal Amount:	$500,000,000
Maturity Date:	October 15, 2030
Yield to Maturity:	10.000%
Interest Payment Dates:	April 15 and October 15, commencing October 15, 2023
Record Dates:	April 1 and October 1
Coupon:	9.750%
Public Offering Price:	98.742%, plus accrued interest, if any, from September 25, 2023
Optional Redemption:	Prior to October 15, 2026, make-whole call @ T+50 bps then at the following redemption prices (expressed as a percentage) of principal plus accrued and unpaid interest:

On or after:	Price:
October 15, 2026	104.875%
October 15, 2027	102.4375%
October 15, 2028 and thereafter	100%
Equity Clawback:	Prior to October 15, 2026, up to 35% at 109.750% of principal plus accrued and unpaid interest.
Change of Control:	Put at 101.000% of principal plus accrued and unpaid interest.
Special Mandatory Redemption	If the purchase agreement for the Henry Acquisition is terminated prior to the closing of such acquisition, or if the closing of the Henry Acquisition does not otherwise occur on or prior to January 11, 2024, the issuer will redeem all of the 2030 notes at a redemption price equal to 100% of the aggregate issue price of the 2030 notes, plus accrued and unpaid interest to, but not including, the redemption date.
CUSIP / ISIN:	516806AJ5 / US516806AJ59
10.125% Senior Notes due 2028

Principal Amount:	$400,000,000
Maturity Date:	January 15, 2028
Yield to Maturity:	9.826%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2024

Record Dates:	January 1 and July 1
Coupon:	10.125%
Public Offering Price:	101%, plus accrued interest from July 15, 2023
Optional Redemption:	At any time, at the following redemption prices (expressed as a percentage) of principal plus accrued and unpaid interest:

On or after:	Price:
January 15, 2023	107.594%
January 15, 2024	105.063%
January 15, 2025	102.531%
January 15, 2026 and thereafter	100.000%
Change of Control:	Put at 101.000% of principal plus accrued and unpaid interest.
CUSIP / ISIN:	516806AG1 / US516806AG11
*****
Active Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Mizuho Securities USA LLC Truist Securities, Inc.
Joint Book-Running Managers:	Capital One Securities, Inc. Citigroup Global Markets Inc. KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.
Co-Managers:	Amegy Bank BOK Financial Securities, Inc. Comerica Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the prospectus supplement for this offering, the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a copy of the prospectus supplement and base prospectus if you request them by calling Wells Fargo Securities, LLC. toll-free at 1-800-645-3751.

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